Exhibit 99.1

Momo Announces Receipt of Preliminary Non-Binding “Going Private” Proposal

BEIJING, CHINA, June 23, 2015 – Momo Inc. (Nasdaq: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced that its board of directors (the “Board”) has received a non-binding proposal letter, dated June 23, 2015, from Mr. Yan Tang (“Mr. Tang”), co-founder, chairman and chief executive officer of Momo, Matrix Partners China II Hong Kong Limited (“Matrix”), Sequoia Capital China Investment Management L.P. (“Sequoia”) and Huatai Ruilian Fund Management Co., Ltd. (“Huatai Ruilian”, and together with Mr. Tang, Matrix and Sequoia, the “Buyer Group”), proposing a “going-private” transaction (the “Transaction”) to acquire all of the outstanding Class A ordinary shares of Momo not already owned by the Buyer Group for US$18.90 in cash per American depositary share (“ADS”), which represents a premium of 20.5% to the closing trading price of the Company’s ADS on June 22, 2015, the last trading day prior to the date hereof.

The Buyer Group and their affiliates beneficially own an aggregate of approximately 47.8% of all of the Company’s issued and outstanding Shares, which represent approximately 84.1% of the aggregate voting power of the Company.

According to the proposal letter, the Buyer Group intends to fund the consideration payable in the Transaction with a combination of debt and/or equity capital, and rollover equity in the Company. A copy of the proposal letter is attached as Annex A to this press release.

The Board has formed a special committee comprised of two independent, disinterested directors, Messrs. Dave Daqing Qi and Benson Bing Chung Tam. The special committee plans to retain legal and financial advisors to assist it in evaluating the Transaction.

The Board cautions the Company’s shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from the Buyer Group and no decisions have been made with respect to the Company’s response to the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

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About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +861057310538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. For additional information on important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

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All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

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Annex A

June 23, 2015

The Board of Directors

Momo Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No.1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

Dear Sirs:

Mr. Yan Tang (“Mr. Tang”), co-founder, chairman and chief executive officer of Momo Inc. (the “Company”), Matrix Partners China II Hong Kong Limited (“Matrix”), Sequoia Capital China Investment Management L.P. (“Sequoia”) and Huatai Ruilian Fund Management Co., Ltd. (“Huatai Ruilian”, and together with Mr. Tang, Matrix and Sequoia, the “Buyer Group”), are pleased to submit this preliminary non-binding proposal to acquire all outstanding ordinary shares (the “Shares”) of the Company not owned by the Buyer Group in a going-private transaction (the “Acquisition”). Our proposed purchase price is US$18.90 per American depositary share of the Company (“ADS”, each representing two Shares) in cash. The Buyer Group and their affiliates beneficially own approximately 47.8% of all the issued and outstanding Shares of the Company, which represent approximately 84.1% of the aggregate voting power of the Company.

We believe that our proposed price provides an attractive opportunity to the Company’s shareholders. This price represents a premium of 20.5% above the closing trading price of the Company’s ADS on June 22, 2015, the last trading day prior to the date hereof.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1.	Buyer Group. Members of the Buyer Group intend to enter into a consortium agreement, pursuant to which members of the Buyer Group will agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition.

2.	Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$18.90 per ADS, or US$9.45 per Share (the “Offer Price”), in cash.

3.	Financing. We intend to finance the Acquisition with a combination of debt and/or equity capital. Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company. Debt financing is expected to be provided by third-party loans, if required. We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.	Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the board of directors of the Company (the “Board”) to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.	Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6.	Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D to disclose this proposal. We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.	Process. We believe that the Acquisition will provide value to the Company’s shareholders. We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it. In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

8.	No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

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In closing, each of us would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact any of us. We look forward to speaking with you.

Sincerely,

YAN TANG

/s/ Yan Tang

Sincerely,

MATRIX PARTNERS CHINA II HONG KONG LIMITED

By:	/s/ David Ying Zhang
Name:	David Ying Zhang
Title:	Authorized signatory

Sincerely,

SEQUOIA CAPITAL CHINA INVESTMENT MANAGEMENT L.P.

By:	/s/ Kui Zhou
Name:	Kui Zhou
Title:	Authorized signatory

Sincerely,

HUATAI RUILIAN FUND MANAGEMENT CO., LTD.

By:	/s/ Han Chu
Name:	Han Chu
Title:	Managing Director